**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

_By Electronic Mail_

December 8, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 8, 2021 The Nasdaq Stock Market (the "Exchange") received from OFS Credit Company, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

5.25% Series E Term Preferred Stock due 2026, par value $0.001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

_Eun Ah Choi_